
05007604


PROCESSING
SECTION
RECEIVED
APR 25 2005
179
SEC MAIL
WASH. D.C.

April 21, 2005

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8242-3410 or by fax at +86-755-8243-1029, or Mr. Jiang Liu of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,



Kai Da

(Enclosures)

cc: Jun Yao
(Ping An Insurance (Group) Company of China, Ltd.)

William Y. Chua
Jiang Liu
(Sullivan & Cromwell LLP)

List of Information Made public, Distributed or Filed

1. Announcement, dated April 20, 2005
2. Announcement , dated April 19, 2005
3. Results Announcement, dated April 18, 2005
4. Results Announcement (Summary), dated April 18, 2005
5. Announcement , dated April 6, 2005
6. Announcement, dated March 21, 2005


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 March 2005 were RMB 14,648.68 million and RMB 3,104.48 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 April 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.


中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

CHANGE OF QUALIFIED ACCOUNTANT

The Board of Directors (the "**Board**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") hereby announces that with effect from 18 April, 2005:

(1) Mr. CHAN Cheuk Yin resigned as Qualified Accountant of the Company, as a result of taking on a new position in the group; and

(2) Mr. NGO Tai Chuan Alan was appointed as Qualified Accountant of the Company to fill the vacancy.

Mr. Chan Cheuk Yin has confirmed to the Company that there is no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in relation to his resignation.

Mr. Ngo joined the Company in December 2003 and is currently the Deputy General Manager of the Planning and Actuarial Department. He has a Bachelor's Degree in Accountancy from Nanyang Technological University of Singapore and is a member of the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Public Accountants of Singapore and the Institute of Chartered Accountants in Australia and a fellow member of the Global Association of Risk Professionals. Prior to joining the Company, Mr. Ngo was an audit manager in the Global Financial Services Unit of Ernst & Young. He meets all the requirements of Qualified Accountant as set out in Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 18 April 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in South China Morning Post"


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

2004 was an unforgettable year for Ping An as it achieved another milestone and opened a new chapter in its exciting development. During the year, the Group realized a challenging strategic objective by successfully listing H Shares on the Hong Kong Stock Exchange and raising approximately US$1,670 million in a global offering during a period when the international capital markets had not yet fully recovered. As of December 31, 2004, the market value of the Group exceeded US$10,000 million, and the Group achieved the status of a large international insurance enterprise. The Company is currently a constituent stock of the MSCI China Index and the Hang Seng China Enterprise Index.

In 2004, we received a number of awards and recognition for our achievements, including:

- our being recognized as the "Best Investor Relations for an IPO in Asia" and the "Best Investor Relations for an IPO in China" by the Investor Relations Magazine;
- our being awarded the "Best Public Offer Without Listing (POWL) in Japan in 2004" by FinanceAsia;
- our being selected as one of the winners of the "Best Corporate Citizenship in China in 2004", an award jointly organized by the 21st Century Press Series and China Europe International Business School based on a comprehensive assessment of the management and social morality of PRC companies; and
- our being selected as one of the winners of the "2004 Most Viable Corporate in China Award", which was jointly organized by the All-China Federation of Industry & Commerce ("ACFIC"), ACFIC Corporate Development of Research Center and China Business Times.

During 2004, the PRC economy continued to develop at a rapid and healthy pace. Gross domestic product increased at a rate of 9.5%, reaching a new record of RMB13,652 billion. In particular, the rising income of PRC nationals has led to ever increasing market demand, which provided ample room for the development of the insurance industry. Ping An took this opportunity to capitalize on its objectives of continuing our business growth, improving our operating structure and upgrading our professional standards based on the principle of "International Standards and Local Advantages".

2004: Achieved Solid Results and Further Strengthened Core Strengths

Owing to the diligence and dedication of the staff and also to the unremitting support of our shareholders, the Group's profit continued to increase. In 2004, the Group's net profit reached RMB3,116 million, representing an increase of 34.3% from the previous year. Earnings per share was RMB0.56 and return on average equity was 15.1%. As of the end of 2004, total assets and total equity of the Group were RMB264,496 million and RMB28,253 million, respectively.

We believe our success is attributable to our strengths, which include: good corporate governance structure, strict risk control system, internationalized management team, strong IT system platform and nationwide distribution and service network. These strengths are the key core competitive advantages for our rapid development and capability to operate with high standards.

In 2004, the Group set up an internal procedure requiring the risk management committee to hold quarterly meetings to provide quantitative analysis and continuous monitoring of potential risk exposures, as well as undertaking periodic reviews and provide suggested improvements. We continued to internationalize our management team, and implemented a person-in-charge accountability system. The "competition, motivation, elimination" process was also implemented, which helped raising the general vitality and productivity of our staff. Moreover, the construction of our IT system was further strengthened, which helped improving our life and property and casualty insurance businesses and aided in the development of various operations. Furthermore, we have successfully completed the trial run of the "IT High Speed Disaster Recovery", the first of its kind in the PRC insurance industry, which underlines our ability to effectively protect customer interests and our management information system.

In 2004, the Group invested heavily in and completed the initial phase of our national back-office support center. The center will become one of the largest financial back-office support centers in Asia and raise the quality and service efficiency of the Group to international standards in the long term.

Market Overview

2004 marked a new era for the development of the PRC insurance industry.

According to the National Bureau of statistics of China, gross written premiums totaled RMB431,813 million in 2004, representing an increase of 11.3% from that of the previous year. The insurance penetration rate was 3.4% while insurance density was RMB332 per capita, representing increases of 13.3% and 10.7%, respectively, from the previous year. Total assets of all insurance companies reached RMB1,185 billion at the end of 2004, representing an increase of RMB273 billion from the beginning of the year. Out of all the sectors, property and casualty insurance was outstanding and benefited from the continued development of the national economy, especially in the growth of automobile consumption and fixed asset investment, with gross written premiums reaching RMB108,989 million at year end, representing an increase of 25.4% from the previous year. Life insurance also grew steadily, with insurance premiums totalling RMB322,825 million, representing an increase of 7.2% from the previous year. The pace of growth of life insurance was adversely affected by the proactive adjustment in business structure of insurance companies and the rise of interest rates.

Government policies were revised in 2004 to allow insurance companies to invest insurance funds directly in securities markets, which widened the scope of utilization of insurance funds, resulting in a higher growth in total insurance funds utilized. As of December 31, 2004, the balance of utilized funds totaled RMB1,125 billion, representing an increase of RMB287 billion from the beginning of the year.

As for the insurance market, the reform and transformation of state-owned insurance companies have been largely completed. In addition, competition has intensified with more than ten new insurance companies approved to be established, the highest number approved in a year. On December 11, 2004, restrictions on overseas investors entering the PRC insurance industry were further relaxed under the WTO agreement. As a result, the PRC insurance industry has entered into a new era where domestic and foreign companies face head-to-head competition.

Business Review

In 2004, we have achieved steady improvement in every segment of our business and have realized total revenue of RMB63,251 million, among which gross written premiums and policy fees were RMB60,049 million, while investment income totaled RMB6,488 million. The quality improvement project for life insurance and property and casualty insurance has initially generated evident results, with cross-selling and new distribution channels achieving substantial growth. The key quality indicators remain healthy, such as the persistency ratio of life insurance and the combined ratio of property and casualty insurance. Furthermore, investment income increased steadily, the new banking business was launched, and the establishment of annuity insurance and health insurance companies experienced a successful beginning. All these events have laid a solid foundation for Ping An's future development.

Life Insurance – Manage Product Mix to Enhance Profitability

Gross written premiums, policy fees and premium deposits totaled RMB54,729 million in 2004, representing 17.2% of the PRC life insurance market. Ping An was ranked the second largest life insurance in the PRC. Net profit in 2004 was RMB2,704 million, representing an increase of 38.7% from the previous year.

In 2004, substantially all of the gross written premiums, policy fees and premium deposits from new sales of individual life insurance were attributable to regular premium insurance products, outstripping those of our competitors in the PRC insurance industry. By utilizing a comprehensive premium collection system and increasing the customer service levels, we raised the 13 months and 25 months persistency ratios to 87.5% and 80.3%, respectively, which not only continued to outperform those of our competitors but also reached levels comparable to international standards.

Property and Casualty Insurance – Develop New Channels to Enhance the Growth

Gross written premiums reached RMB10,150 million in 2004, representing an increase of 25.4% from the previous year. Our market share was 9.5% of the PRC property and casualty insurance market, and Ping An was ranked the third largest property and casualty insurance company in the PRC.

The property and casualty insurance segment went through a trial reform of the corporate structure of our branches in 2004, which was based on detailed customer segmentation. We also formulated an improved sales management system and achieved remarkable results. In addition, cross-selling and new channels have achieved breakthroughs. Gross written premiums attributable to cross-selling of our property and casualty insurance products to our life insurance customers were RMB873 million in 2004, representing an increase of 97.1% from the previous year.

Investments – Steady Net Investment Yield

By strengthening investment management and risk control, following long-term and prudent investment principles, and taking advantage of the macro-economic and market opportunity, we have improved our asset-liability management and asset utilization efficiency, steadily expanded our investment channels and conservatively increased the returns on assets. In 2004, the net investment income and total investment income were RMB7,261 million and RMB6,488 million, respectively, representing a net investment yield of 4.1% and a total investment yield of 3.6%, respectively.

Trust Business – Making a Breakthrough

In 2004, our trust business made a breakthrough by successfully launching four trust products, and units with a total value of RMB960 million were successfully raised in just 20 days. We loaned the proceeds from the sales of units to borrowers involved in certain infrastructure projects in China, and the repayment obligations of these borrowers are guaranteed by China Development Bank. Our trust business also successfully improved its corporate governance platform by such measures as introducing an internationalized management team, strengthening its core operation team and optimizing its organization structure. Through the exploration of an operation model which permits sustainable development and stable earning, a clear business direction and strategy for our trust business is formulated, and we expect strong growth in the coming years. In 2004, our trust business had a net profit of RMB3 million.

Securities Business – Favourable Results in a Bear Market

Despite the poor market conditions, our securities business in 2004 performed well and had a net profit of RMB6 million. These favourable results were achieved mainly due to the good momentum of our investment banking operations. Another key factor that helped bringing such favorable results was our strict cost control, and the increase in trading volume, which boosted our brokerage fee income. We also succeeded in obtaining the underwriter qualification of bond issuers, setting a solid foundation for the creation of a new income source in future.

Banking – Improvement in Results

On February 19, 2004, China Ping An Trust & Investment Co., Ltd. formally took over Fujian Asia Bank Ltd., which was renamed Ping An Bank Limited on the same date. Subsequently, Ping An Bank recruited a team of experienced management personnel with domestic and international banking expertise. Ping An Bank has paid particular attention to risk management ever since its establishment. With the assistance provided by HSBC, Ping An Bank has established an effective corporate governance structure and formulated comprehensive internal controls. In 2004, Ping An Bank's net profit was RMB3 million.

Annuity and Health Insurance

On December 1, 2004, Ping An Annuity Insurance Company of China, Ltd. was approved for operation by the China Insurance Regulatory Commission. In September 2004, the preparation of establishment of Ping An Health Insurance Company of China, Ltd. was approved. With the establishment of above two specialized insurance companies, the scope of our professional operations will be further enhanced, and our status as a multiple financial services provider with a core insurance business will be further strengthened.

Prospects

The PRC economy is expected to continue growing at a fast pace. Amid a modest inflation environment, per capita income will continue to increase. The fast growing pace of consumer spending observed in previous periods is also expected to continue. As consumer spending continues to increase and the standard of living of households continues to improve, demand for personal financial products and services will be enhanced, which will provide a favorable environment for further growth of the PRC financial and insurance industries.

Faced with growth opportunities and challenges provided by the opening of the PRC insurance market and the consolidation of the global financial industry, we are going to move toward, under the leadership of our management team with international expertise, our objective of becoming a financial conglomerate with leading international standards.

Through the continuous strengthening of its core insurance operations, the Group will further improve the structure of its life insurance business and the productivity of its sales team, while the property and casualty insurance business will fully leverage the broad customer base of the Group to increase its operational efficiency through our multi-channel distribution network. Based on the solid results of 2004, we expect that our securities and trust businesses will enjoy further improvement in asset utilization and profitability. Our investment operations are well-prepared with its personnel and operating system and are looking forward to the further liberalization by the PRC authorities of policies governing the use of insurance funds. Our banking arm will complete the application procedures for establishment of its Shanghai head office and Fuzhou branch, and will commence operations to build a solid base for the establishment of a leading retail bank in the PRC. The new businesses of annuity insurance and health insurance will commence in 2005. We will apply international standards and establish professional management teams to effectively develop these businesses, control costs and build strong brand names.

I hereby extend my sincere thanks to all shareholders and staff of Ping An. As the PRC's national economy enjoys steady growth, Ping An is firmly positioned to make progress through prudent operations. With an emphasis of "International Standards and Local Advantages", we endeavour to reach new heights and create greater value for the shareholders, staff members and clients in 2005. In the not too distant future, we will realize the ambition of building a financial conglomerate with leading international standards.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2004

	Notes	**2004** *RMB Million*	2003 *RMB Million*
Gross written premiums and policy fees	*3*	**60,049**	63,134
Less: Premiums ceded to reinsurers		**(4,122)**	(3,800)
Net written premiums and policy fees		**55,927**	59,334
Increase in unearned premium reserves, net		**(1,191)**	(485)
Net earned premiums		**54,736**	58,849
Reinsurance commission income		**1,376**	1,247
Net investment income	*4*	**7,261**	5,948
Realized and unrealized gains/(losses)	*5*	**(773)**	395
Other income		**651**	184
Total revenue		**63,251**	66,623
Change in deferred policy acquisition costs		**2,261**	2,885
Claims and policyholders' benefits		**(16,473)**	(14,786)
Increase in policyholders' reserves		**(33,967)**	(40,417)
Commission expenses		**(5,255)**	(5,676)
General and administrative expenses		**(5,922)**	(5,505)
Finance costs		**(42)**	(224)
Provision for insurance guarantee fund		**(106)**	(84)
Total expenses		**(59,504)**	(63,807)
Operating profit	*6*	**3,747**	2,816
Share of profits of an associate		**–**	5
Income taxes	*7*	**(601)**	(494)
Net profit before minority interests		**3,146**	2,327
Minority interests		**(30)**	(7)
Net profit attributable to shareholders		**3,116**	2,320
Proposed dividends	*8*	**867**	592
		RMB	*RMB*
Earnings per share – basic	*9*	**0.56**	0.47

CONSOLIDATED BALANCE SHEET
As of December 31, 2004

	2004 *RMB Million*	2003 *RMB Million*
ASSETS		
Investments		
Fixed maturity investments		
Bonds	**112,865**	68,177
Term deposits	**80,320**	78,233
Policy loans	**545**	297
Securities purchased under agreements to resell	**–**	2,968
Loans and advances to customers	**130**	21
Equity investments		
Equity investment funds	**5,749**	4,648
Equity securities	**266**	240
Derivative financial assets	**62**	–
Investment in an associate	**3**	3
Investment properties	**1,504**	1,333
Total investments	**201,444**	155,920
Cash and cash equivalents	**15,254**	8,017
Due from banks	**439**	–
Premium receivables	**617**	439
Interest receivables	**382**	316
Reinsurance assets	**4,356**	3,903
Deferred policy acquisition costs	**22,622**	20,361
Property, plant and equipment	**2,735**	3,147
Construction-in-progress	**204**	146
Land use rights	**928**	924
Goodwill	**322**	241
Deferred income tax asset	**352**	293
Statutory deposits	**1,200**	1,200
Other assets	**738**	1,078
Separate account (investment-linked) assets	**12,903**	10,059
Total assets	**264,496**	206,044

	2004 *RMB Million*	2003 *RMB Million*
EQUITY AND LIABILITIES		
Equity		
Share capital	**6,195**	4,933
Reserves	**19,573**	7,667
Retained profits	**2,485**	352
Total equity	**28,253**	12,952
Minority interests	**431**	337
Liabilities		
Customers' deposits	**1,849**	2,304
Securities sold under agreements to repurchase	**601**	200
Premiums received in advance	**1,627**	2,129
Commission payable	**556**	497
Due to reinsurers	**209**	314
Dividends payable to shareholders	**74**	–
Income tax payable	**490**	326
Insurance guarantee fund	**827**	710
Policyholder dividend payable and provisions	**1,977**	1,189
Policyholders' contract deposits	**1,411**	–
Unearned premium reserves	**9,472**	8,302
Claim reserves	**6,642**	4,817
Policyholders' reserves	**193,912**	159,945
Other liabilities	**3,262**	1,963
Separate account (investment-linked) liabilities	**12,903**	10,059
Total liabilities	**235,812**	192,755
Total equity and liabilities	**264,496**	206,044

Supplementary Information:

1. Principal activities

The principal activities of the Group comprise the provision of a wide range of financial products and services with a focus on life and property and casualty insurance products. There were no significant changes in the nature of the Group's principal activities during the year.

2. Impact of Recently Issued International Financial Reporting Standards ("IFRSs")

The following IFRSs are effective for the first time for the current year's financial statements:

- **IFRS 3, Business Combinations**

  IFRS 3 requires goodwill arising from a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, goodwill is not amortized and instead tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. This IFRS is applicable to goodwill arising from a business combination for which the agreement date is on or after March 31, 2004. Previous recognized goodwill can still be amortized.

- **IAS 36 (revised 2004), Impairment of Assets**

  IAS 36 was amended mainly to reflect those changes relating to business combinations.

The International Accounting Standards Board ("IASB") has issued other IFRSs and has revised a number of International Accounting Standards, collectively referred to as "the New IFRSs", which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted the New IFRSs in the financial statements for the year ended December 31, 2004. The Group is in the process of making an assessment of the impact of the New IFRSs as follows:

- **IFRS 4, Insurance Contracts**

  IFRS 4 is the first IFRS to deal with insurance contracts. Its main features include but are not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Under IFRS 4, investment contracts containing discretionary participation features continue to be accounted for as if they are insurance contracts. Premium income from certain contracts, which are regarded as investment contracts by IFRS 4, will be accounted for as a direct credit to the policyholders' account balance, and related claims to the extent covered by the said account balance are accounted for as a direct debit to the policyholders' account balance.

- **IAS 39 (revised 2004), Financial Instruments: Recognition and Measurement**

  IAS 39 has eliminated the definition of "originated loans and receivables", defined "loans and receivables" and clarified the criteria for derecognition of a financial asset. This standard may affect the categorization of the Group's financial assets and subsequent measurement thereof.

- **IFRS 2, Share-based Payment**

  IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. This standard will give more guidance on recognition, measurement and disclosure of the Group's share appreciation rights scheme.

The Group will continue with its assessment of the impact of the above and other New IFRSs which may result in changes in the financial statements as to how the Group's performance and financial position will be presented. At present, it is early to conclude whether the New IFRSs will have a material impact in future periods.

3. Gross written premiums and policy fees

	2004 ***RMB Million***	2003 *RMB Million*
Life		
Individual life	**35,949**	34,617
Bancassurance	**5,836**	10,562
Group insurance	**8,114**	9,864
Property and casualty		
Automobile insurance	**6,232**	4,589
Non-automobile insurance	**3,545**	3,351
Accident and health insurance	**373**	151
Total	**60,049**	63,134

4. Net investment income

	2004 *RMB Million*	2003 *RMB Million*
Interest income on fixed maturity investments		
Bonds	**3,074**	2,142
Term deposits	**3,592**	3,520
Others	**72**	118
Dividend income on equity investments		
Equity investment funds	**382**	69
Equity securities	**11**	–
Operating lease income from investment properties	**130**	99
Total	**7,261**	5,948

5. Realized and unrealized gains/(losses)

	2004 *RMB Million*	2003 *RMB Million*
Fixed maturity investments	**22**	(8)
Equity investments	**(789)**	398
Derivative financial assets	**(6)**	–
Other investments	**–**	5
Total	**(773)**	395

6. Operating Profit

(1) Operating profit is arrived at after charging/(crediting) the following items:

	2004 *RMB Million*	2003 *RMB Million*
Employee costs, excluding directors' emoluments (6(2))	**2,720**	2,471
Depreciation of investment properties	**66**	55
Depreciation of property, plant and equipment	**460**	399
Amortization of land use rights	**19**	21
Amortization of goodwill	**24**	3
Loss on disposal of property, plant and equipment, net	**10**	2
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**73**	35
Write-back of provision for doubtful debts, net	**(39)**	–
Write-back of provision for loans	**(12)**	–
Auditors' remuneration	**10**	2
Operating lease payments in respect of land and buildings	**521**	524

(2) Employee costs, excluding directors' emoluments

	2004 *RMB Million*	2003 *RMB Million*
Wages, salaries and bonuses	**2,225**	2,077
Retirement benefits, social security contributions and welfare benefits	**495**	394
Total	**2,720**	2,471

7. Income Taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	**Subsidiaries and branches**	**Tax rate**
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

	2004 *RMB Million*	2003 *RMB Million*
Current income tax of the Group	**572**	635
Share of tax attributable to an associate	**–**	–
Total current income tax	**572**	635
Deferred tax relating to the origination and reversal of temporary differences:		
Provision for policyholders' reserves	**(246)**	(349)
Provision for claim reserves	**(81)**	(43)
Provision for unearned premium reserves	**41**	(5)
Deferred policy acquisition costs	**339**	432
Fair value adjustment on held-for-trading investments	**7**	(25)
Others	**(31)**	(5)
Total deferred tax	**29**	5
	601	640
Less: Tax refund	**–**	(146)
Income taxes	**601**	494

A numerical reconciliation between the tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

	2004 *RMB Million*	2003 *RMB Million*
Accounting profit before income tax and minority interests	**3,747**	2,821
Tax computed at the main applicable tax rate of 15%	**562**	423
Tax effect of income not taxable in determining taxable income	**(423)**	(215)
Tax effects of expenses not deductible in determining taxable income	**393**	225
Tax effect of higher tax rate for branches and entities (in the PRC) that are located outside the Special Economic Zones	**69**	207
Income taxes	**601**	640

8. Dividends

	2004 *RMB Million*	2003 *RMB Million*
Proposed dividends – RMB0.14 per ordinary share (2003: RMB0.12 per ordinary share)	**867**	592
Paid in the year	**518**	493

9. Earnings Per Share

The basic earnings per share for the year is computed by dividing the net profit for the year by the weighted average number of 5,588,324,591 shares in issue during 2004 (2003: 4,933,333,334 shares in issue as adjusted to reflect the capitalization issue on December 19, 2003).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

10. Embedded Value

The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value
For years ended December 31

	2004 *RMB Million*	2003 *RMB Million*
Adjusted net asset value	**25,161**	13,631
Value of in-force insurance business written prior to June 1999	**(16,743)**	(22,103)
Value of in-force insurance business written since June 1999	**33,127**	29,752
Cost of holding the required solvency margin	**(4,297)**	(2,202)
Embedded Value	**37,248**	19,078
Value of one year's new business	**4,331**	4,681
Cost of holding the required solvency margin	**(418)**	(429)
Value of one year's new business after cost of solvency	**3,913**	4,252

11. Distributable reserves

As of December 31, 2004, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, totaled RMB2,867 million, of which RMB867 million has been proposed as a final dividend for the year. In addition, the Company's capital reserve and revenue reserve fund, in the amount of RMB19,244 million, may be distributed by a future capitalization issue.

12. Use of proceeds from the Company's initial public offering

The net proceeds from the Company's issue of new shares at the time of its listing on the Hong Kong Stock Exchange in June 2004, after deduction of related issuance expenses, amounted to approximately RMB13,279 million. As of December 31, 2004, the net proceeds were used, as stated in the prospectus of the Company, for general corporate purposes and improvement of business operations. The proceeds form part of the Group's liquid capital and were invested in accordance with relevant regulations of the PRC industry regulators, as appropriate.

13. Major customers and suppliers

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 30% of the total gross written premiums, policy fees and premium deposits for the year.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

14. Purchase, redemption or sale of listed securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

15. Directors' and Supervisors' interests and short positions in shares

As of December 31, 2004, none of the directors or supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the Hong Kong Securities and Futures Ordinance ("SFO") or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers".

16. Code of Best Practice of Appendix 14 of the Hong Kong Listing Rules

So far as the board of directors are aware, for the period commencing from June 24, 2004 (the date on which the H shares of the Company were listed on the Hong Kong Stock Exchange) to December 31, 2004, the Company has complied with the Code of Best Practice of the Hong Kong Listing Rules which was in force prior to January 1, 2005, throughout that period.

17. Contingent Liabilities

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account of legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

18. Post Balance Sheet Events

A Level I American Depositary Receipt program in respect of the Company's H shares was established on March 28, 2005. American Depositary Shares evidenced by American Depositary Receipts are traded under the symbol "PNGAY" in the over-the-counter markets in the United States. Each American Depositary Share represents 20 H shares.

On April 4, 2005, Ping An Trust entered into the Capital Increase Agreement with Ping An Securities, pursuant to which the registered capital of Ping An Securities would be increased from RMB1 billion to RMB1.3 billion by RMB300 million contributed wholly by Ping An Trust subject to the approval of the relevant PRC authorities.

On April 18, 2005, the Company proposed a final dividend of RMB14 cents per ordinary share, The proposed dividend is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC.

CLOSURE OF THE REGISTERS OF MEMBERS

In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2004, the registers of members will be closed from Tuesday, May 24, 2005 to Thursday, June 23, 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, June 23, 2005 are entitled to attend the meeting.

AUDIT COMMITTEE

The audited committee of the board of directors (the "Audit Committee") comprises two independent non-executive directors, Mr. Bao Youde and Mr. Kwong Che Keung Gordon, and one non-executive director, Mr. Anthony Philip Hope, and the annual results of the Group for the year ended December 31, 2004 have been reviewed by the Audit Committee.

DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE COMPANY

The above detailed results announcement will be published on the website of the Company (www.pingan.com.cn) at around 9:00 a.m. on April 19, 2005.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The Company's annual report 2004 containing all the information required under Appendix 16 to the Listing Rules will be submitted to the Stock Exchange and published on the website of the Stock Exchange (www.hkex.com.hk) in due course.

Ma Mingzhe
Chairman
Shenzhen, PRC

April 18, 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in South China Morning Post"

Investor
Investment Service Centre
Listed Companies Information

PING AN<02318> - Results Announcement

Ping An Insurance (Group) Company of China, Limited announced on 18/04/2005:
(stock code: 02318)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2004 to 31/12/2004 ('Million)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('Million)
Turnover	2	: 63,251	66,623
Profit/(Loss) from Operations		: 3,789	3,040
Finance cost		: (42)	(224)
Share of Profit/(Loss) of Associates		: N/A	5
Share of Profit/(Loss) of Jointly Controlled Entities		: N/A	N/A
Profit/(Loss) after Tax & MI	3&4	: 3,116	2,320
% Change over Last Period		: +34.3 %	
EPS/(LPS)-Basic (in dollars)	6	: 0.56	0.47
-Diluted (in dollars)	6	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)		: N/A	N/A
Profit/(Loss) after ETD Items		: 3,116	2,320
Final Dividend per Share	5	: RMB0.14	N/A
(Specify if with other options)		: N/A	N/A

B/C Dates for Final Dividend : 24/05/2005 to 23/06/2005 bdi.
Payable Date : 30/06/2005
B/C Dates for Annual General Meeting : 24/05/2005 to 23/06/2005 bdi.
Other Distribution for Current Period : N/A

B/C Dates for Other Distribution : N/A

Remarks:

1. The listing date and the basis of presentation

The listing date was June 24, 2004.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards

Committee that remain in effect.

In the Group's preparation of its IFRS financial statements for 2004, IFRS does not have an effective standard governing the accounting treatment of insurance contracts and, at the time when a specific topic is not addressed by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles. As a result,

" the Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

" the Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards Nos. 60 and 97.

2. Turnover

	Notes	2004 RMB Million	2003 RMB Million
Gross written premiums and policy fees	2(a)	60,049	63,134
Less: Premiums ceded to reinsurers		(4,122)	(3,800)
Net written premiums and policy fees		55,927	59,334
Increase in unearned premium reserves, net		(1,191)	(485)
Net earned premiums		54,736	58,849
Reinsurance commission income		1,376	1,247
Net investment income	2(b)	7,261	5,948
Realized and unrealized gains/(losses)	2(c)	(773)	395
Other income		651	184
Total revenue		63,251	66,623

2(a) Gross written premiums and policy fees

	2004 RMB Million	2003 RMB Million
Life		
Individual life	35,949	34,617
Bancassurance	5,836	10,562
Group insurance	8,114	9,864
Property and casualty		
Automobile insurance	6,232	4,589
Non-automobile insurance	3,545	3,351
Accident and health insurance	373	151
Total	60,049	63,134

2(b) Net investment income

	2004 RMB Million	2003 RMB Million
Interest income on fixed maturity investments		
Bonds	3,074	2,142
Term deposits	3,592	3,520
Others	72	118
Dividend income on equity investments		
Equity investment funds	382	69
Equity securities	11	-
Operating lease income from investment properties	130	99
Total	7,261	5,948

2(c) Realized and unrealized gains/(losses)

	2004 RMB Million	2003 RMB Million
Fixed maturity investments	22	(8)
Equity investments	(789)	398
Derivative financial assets	(6)	-
Other investments	-	5
Total	(773)	395

3. Operating profit

(1) Operating profit is arrived at after charging/(crediting) the following items:

	2004 RMB Million	2003 RMB Million
Employee costs, excluding directors' emoluments (3(2))	2,720	2,471
Depreciation of investment properties	66	55
Depreciation of property, plant and equipment	460	399
Amortization of land use rights	19	21
Amortization of goodwill	24	3
Loss on disposal of property, plant and equipment, net	10	2
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	73	35
Write-back of provision for doubtful debts, net	(39)	-
Write-back of provision for loans	(12)	-
Auditors' remuneration	10	2
Operating lease payments in respect of land and buildings	521	524

(2) Employee costs, excluding directors' emoluments

	2004 RMB Million	2003 RMB Million
Wages, salaries and bonuses	2,225	2,077
Retirement benefits, social security contributions and welfare benefits	495	394
Total	2,720	2,471

4. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC		
	- Located in Special Economic Zones	15%
	- Located outside Special Economic Zones	33%
Hong Kong profits tax		
	- Subsidiaries in Hong Kong Special Administrative Region	17.5%

	2004 RMB Million	2003 RMB Million
Current income tax of the Group	572	635
Share of tax attributable to an associate	-	-
Total current income tax	572	635
Deferred tax relating to the origination and reversal of temporary differences:		
Provision for policyholders' reserves	(246)	(349)
Provision for claim reserves	(81)	(43)
Provision for unearned premium reserves	41	(5)
Deferred policy acquisition costs	339	432
Fair value adjustment on held-for-trading investments	7	(25)
Others	(31)	(5)
Total deferred tax	29	5
	601	640
Less: Tax refund	-	(146)
Income taxes	601	494

A numerical reconciliation between the tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

	2004 RMB Million	2003 RMB Million
Accounting profit before income tax and minority interests	3,747	2,821
Tax computed at the main applicable tax rate of 15%	562	423
Tax effect of income not taxable in determining taxable income	(423)	(215)
Tax effects of expenses not deductible in determining taxable income	393	225
Tax effect of higher tax rate for branches and entities (in the PRC) that are located outside the Special Economic Zones	69	207
Income taxes	601	640

5. Dividends

	2004 RMB Million	2003 RMB Million
Proposed dividends - RMB0.14 per ordinary share (2003: RMB0.12 per ordinary share)	867	592
Paid in the year	518	493

6. Earnings per share

The basic earnings per share for the year is computed by dividing the net profit for the year by the weighted average number of 5,588,324,591 shares in issue during 2004 (2003: 4,933,333,334 shares in issue as adjusted to reflect the capitalization issue on December 19, 2003).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

7. Embedded Value

The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these

calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

For years ended December 31, (in RMB million)	2004	2003
Adjusted net asset value	25,161	13,631
Value of in-force insurance business written prior to June 1999	(16,743)	(22,103)
Value of in-force insurance business written since June 1999	33,127	29,752
Cost of holding the required solvency margin	(4,297)	(2,202)
Embedded Value	37,248	19,078
Value of one year's new business	4,331	4,681
Cost of holding the required solvency margin	(418)	(429)
Value of one year's new business after cost of solvency	3,913	4,252


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

CONNECTED TRANSACTION
CAPITAL INCREASE AGREEMENT

The Board of the Company is pleased to announce that on 4 April 2005, Ping An Trust, a 99.26% owned subsidiary of the Company, entered into the Capital Increase Agreement with Ping An Securities, a 74.44% owned subsidiary of the Company, pursuant to which the registered capital of Ping An Securities would be increased from RMB1 billion to RMB1.3 billion by RMB300 million contributed wholly by Ping An Trust. Following the completion of the Capital Increase Agreement, the shareholding of Ping An Trust in Ping An Securities will be increased from 75% to 80.77%.

As New Horse Development is one of the promoters of the Company and a substantial shareholder of Ping An Securities, the increase in capital contribution by Ping An Trust to Ping An Securities constitutes a connected transaction of the Company under the Listing Rules, which is subject to reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

CAPITAL INCREASE AGREEMENT

On 4 April 2005, Ping An Trust entered into the Capital Increase Agreement with Ping An Securities, pursuant to which the registered capital of Ping An Securities would be increased from RMB1 billion to RMB1.3 billion by RMB300 million contributed wholly by Ping An Trust subject to the approval of the relevant PRC authorities. The capital increase in Ping An Securities will provide additional working capital to Ping An Securities and strengthen its operation. As at the date of this Announcement, there is no specific use of such additional working capital. Following the completion of the Capital Increase Agreement, the shareholding of Ping An Trust in Ping An Securities will be increased from 75% to 80.77%. The additional capital contribution of RMB300 million in Ping An Securities is payable in cash upon the completion of the Capital Increase Agreement out of the internal funds of Ping An Trust. The completion of the Capital Increase Agreement is conditional on the granting of the approval of China Securities Regulatory Commission and is expected to take place by 31 July 2005. Further announcement will be published by the Company if the completion of the Capital Increase Agreement does not take place by 31 July 2005.

The following table summarizes the shareholdings of Ping An Securities before and after the completion of the Capital Increase Agreement:

Shareholder	**Percentage of shareholding (before the completion of Capital Increase Agreement)** %	**Percentage of shareholding (after the completion of Capital Increase Agreement)** %
Ping An Trust	75	80.77
New Horse Development	18	13.84
Jiangsu Baixue Electrical Appliance Co., Ltd.	3	2.31
Shanghai Jieqiang Tobacco Sugar & Wine (Group) Co., Ltd.	2	1.54
Shanghai First Provisions Stores Company Limited	1	0.77
Shenyang Construction Investment & Assets Management Co., Ltd.	1	0.77
Total :	100	100

Ping An Trust is principally engaged in the provision of trust services to the public which consists of short-term trading of stocks, equity investment funds and bonds, long-term equity investments and property leasing as well as managing assets in accordance with the instructions of the trust settlors for the benefit of the beneficiaries or for other specific purposes. It also acts as an investment holding company for some of the long-term equity investments of the Company and provides real estate development, management and leasing services to other subsidiaries of the Company.

Ping An Securities is principally engaged in the provision of brokerage services, investment banking services and assets management services and its registered capital is RMB1 billion. It was wholly owned by the Company when it was established as a limited liability company in the PRC on 18 July 1996 with a registered capital of RMB150 million. Pursuant to the applicable PRC laws and regulations in 1998 which required minimum registered capital of RMB500 million for a comprehensive securities company, the registered capital of Ping An Securities increased to RMB1 billion and there were new shareholders which subscribed for part of the increased registered capital of Ping An Securities in cash.

Further financial information of Ping An Securities is set out in the following table :

	For the year ended 31 December 2002 (audited figures)	For the year ended 31 December 2003 (audited figures)	For the year ended 31 December 2004 (unaudited figures)
Revenue	RMB42 million	RMB291 million	RMB285.72 million
Profit/(loss) before tax	RMB(192) million	RMB8 million	RMB9.40 million
Profit/(loss) after tax	RMB(197) million	RMB8 million	RMB6.13 million
	As at 31 December 2002 (audited figures)	**As at 31 December 2003 (audited figures)**	**As at 31 December 2004 (unaudited figures)**
Total assets	RMB4,109 million	RMB3,798 million	RMB3,230.86 million
Net assets	RMB620 million	RMB629 million	RMB634.67 million

LISTING RULES IMPLICATIONS

Ping An Trust and Ping An Securities are respectively 99.26% and 74.44% owned subsidiaries of the Company. As New Horse Development, which is a shareholder of the Company holding approximately 6.29% of the issued share capital of the Company, is one of the promoters of the Company, New Horse Development is a connected person of the Company under Rule 14A.11(3) of the Listing Rules. New Horse Development is also a substantial shareholder of Ping An Securities, Ping An Securities is thus a connected person of the Company under Rule 14A.11(5). New Horse Development, which holds approximately 0.18% of the issued share capital of each of Ping An Life and Ping An P&C, is also one of the promoters of each of Ping An Life and Ping An P&C. New Horse Development is owned directly as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union through which employees of the Group including directors, supervisors, senior consultants, regular full-time employees and certain insurance sales agents who have made significant contributions of the Group made indirect investments in the Group. Save for the above, there is no other connected relationship between Ping An Securities and New Horse Development and its ultimate beneficial owners on one hand and the Company and its connected persons on the other hand. The increase in capital contribution by Ping An Trust to Ping An Securities constitutes a connected transaction of the Company under the Listing Rules, which is subject to reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules for the consideration ratio of the capital increase under the Capital Increase Agreement is more than 0.1% but less than 2.5%.

INFORMATION RELATING TO THE COMPANY

The Company together with its subsidiaries is an insurance group in the PRC with the ability to provide multiple financial services and products.

The Capital Increase Agreement was entered into on normal commercial terms after arm's length negotiation. The directors of the Company (including the independent non-executive directors) believe that the terms of the Capital Increase Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

REASONS AND BENEFITS TO THE GROUP

As the objective of the Company is to become one of the leading multiple financial services providers in the world and the Group offers customers a broad range of financial products and services under one band, Ping An Securities is one of the significant operating subsidiaries of the Company which provides securities services. Accordingly Ping An Trust agreed to contribute the additional capital only by itself while the other existing shareholders of Ping An Securities would not contribute the additional capital due to their own commercial consideration. The amount of the additional capital contribution of RMB300 million is determined after taking into account of the following factors:

(i) Pursuant to the relevant PRC securities regulations, the value of shares underwritten by a securities company in an issue of shares shall not exceed certain percentage of its net capital. Accordingly the increase of registered capital of Ping An Securities will enable Ping An Securities to act as an underwriter in larger offers of shares and thus strengthen its operation.

(ii) Pursuant to the relevant PRC securities regulations, the aggregate shareholding in a PRC securities company owned by foreign investors shall not exceed one third of the total capital of the PRC securities company. After the completion of the Capital Increase Agreement, as Ping An Securities will be a 80.17% owned subsidiary of the Company, the registered capital of Ping An Securities which are indirectly interested by the holders of H Shares of the Company (holding approximately 41.30% of the total issued share capital of the Company) will approximately be one-third of its registered capital.

There will not be any change in the management of Ping An Securities after the completion of the capital increase under the Capital Increase Agreement.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Capital Increase Agreement"	an agreement dated 4 April, 2005 entered into between Ping An Trust and Ping An Securities in respect of the increase of registered capital of Ping An Securities
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Horse Development"	Shenzhen New Horse Investment Development Co., Ltd., one of the promoters of the Company which holds approximately 6.29% of the issued share capital of Company and a substantial shareholder of Ping An Securities
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99.00% owned subsidiary of the Company established in the PRC
"Ping An P&C"	Ping An Property & Casualty Insurance Company of China, Ltd., a 99.00% owned subsidiary of the Company established in the PRC

"Ping An Trust"	China Ping An Trust & investment Co., Ltd., a 99.26% owned subsidiary of the Company established in the PRC
"Ping An Securities"	Ping An Securities Company, Ltd., a 74.44% owned subsidiary of the Company established in the PRC
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC.

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 4 April 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 28 February 2005 were RMB 9, 334. 99 million and RMB1, 993. 29 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 18 March 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.